UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)
EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Page
Item 4. The Solicitation or Recommendation	3
Item 8. Additional Information	3
Item 9. Exhibits	3

     This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by Emmis Communications Corporation, an Indiana corporation (“Emmis”). The Schedule 14D-9 relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis, and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 9 without definition have the meanings ascribed to them in this Amendment No. 9 or the Schedule 14D-9.
     The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text in its entirety after the last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:
“In light of the ongoing discussions between the representatives of JS Acquisition, Emmis and Alden and the representatives of the Locked-Up Holders as of September 3, 2010, Emmis further extended the Exchange Offer until 5:00 p.m., New York City time, on Wednesday, September 8, 2010, initially adjourned the special meeting of Emmis shareholders, which was convened at 6:30 p.m., local time, on Thursday, September 2, 2010, at Emmis’ Headquarters, to vote on the Proposed Amendments, until 8:30 a.m., local time, on Friday, September 3, 2010, and subsequently adjourned the meeting until 6:30 p.m., local time, on Wednesday, September 8, 2010, at Emmis’ Headquarters, and JS Acquisition further extended the Offer until 5:00 p.m., New York City time, on Wednesday, September 8, 2010. On the same day, Emmis (with the approval of the Committee) consented to the further extension of the Offer, and JS Parent consented to the further extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Also on the same day, Alden consented to the further extension of the Offer and the Exchange Offer pursuant to the terms of the Alden Purchase Agreement. As of September 3, 2010, although an agreement among the various parties remained unlikely, the extension was warranted due to the continuing discussions.
Also on September 3, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC and issued a press release announcing the further extension of the Offer. On that same day, Emmis filed Amendment No. 9 to its Schedule TO/13E-3 with the SEC and issued a press release announcing the further extension of the Exchange Offer and the adjournments of the special meeting of Emmis shareholders.”
The Amendment to the combined Statement on Schedule TO and Schedule 13E-3 with respect to the Offer is filed as Exhibit (a)(1)(xl), JS Acquisition’s press release is filed as Exhibit (a)(1)(xxxvii), the Amendment to the Definitive Proxy Statement/Offer to Exchange is filed as Exhibit (a)(1)(xxxix), and Emmis’ press release is filed as Exhibit (a)(1)(xxxviii). All four documents are incorporated herein by reference.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph prior to the last paragraph under the heading “Shareholder Litigation”:
“On September 1, 2010, the parties in both the Primich and Frank cases jointly filed motions to extend the defendants’ time to answer or otherwise respond to the complaints until the Court appoints Lead Plaintiff(s) and Lead Counsel.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

(a)(1)(xxxvii)	Press Release, dated September 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

(a)(1)(xxxviii)	Press Release, dated September 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

(a)(1)(xxxix)	Amendment No. 9 to the Definitive Proxy Statement/Offer to Exchange, dated September 3, 2010 (incorporated by reference to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

(a)(1)(xl)	Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010 (incorporated by reference to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
Title: Executive Vice President,
General Counsel and Secretary

Date: September 3, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.

*(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(l)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(l)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(l)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(1)(xi)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xii)	Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010 (incorporated by reference to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xiii)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

Exhibit	Description
*(a)(1)(xiv)	Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010 (incorporated by reference to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xv)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xvi)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xvii)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xviii)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xix)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xx)	Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010 (incorporated by reference to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xxi)	Amendment No. 5 to the Definitive Proxy Statement/Offer to Exchange, dated August 9, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(1)(xxii)	Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010 (incorporated by reference to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(1)(xxiii)	Press Release, dated August 9, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(1)(xxiv)	Press Release, dated August 9, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(1)(xxv)	Press Release, dated August 13, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xix) to Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010).

Exhibit	Description
*(a)(1)(xxvi)	Press Release, dated August 13, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xix) to Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010).

*(a)(1)(xxvii)	Amendment No. 6 to the Definitive Proxy Statement/Offer to Exchange, dated August 16, 2010 (incorporated by reference to Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010).

*(a)(1)(xxviii)	Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010 (incorporated by reference to Amendment No. 6 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 16, 2010).

*(a)(1)(xxix)	Press Release, dated August 20, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010).

*(a)(1)(xxx)	Press Release, dated August 20, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010).

*(a)(1)(xxxi)	Amendment No. 7 to the Definitive Proxy Statement/Offer to Exchange, dated August 23, 2010 (incorporated by reference to Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010).

*(a)(1)(xxxii)	Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010 (incorporated by reference to Amendment No. 7 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 23, 2010).

*(a)(1)(xxxiii)	Press Release, dated August 30, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxiii) to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

*(a)(1)(xxxiv)	Press Release, dated August 30, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxiii) to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

*(a)(1)(xxxv)	Amendment No. 8 to the Definitive Proxy Statement/Offer to Exchange, dated August 30, 2010 (incorporated by reference to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

*(a)(1)(xxxvi)	Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010 (incorporated by reference to Amendment No. 8 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 30, 2010).

(a)(1)(xxxvii)	Press Release, dated September 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

Exhibit	Description
(a)(1)(xxxviii)	Press Release, dated September 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xxv) to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

(a)(1)(xxxix)	Amendment No. 9 to the Definitive Proxy Statement/Offer to Exchange, dated September 3, 2010 (incorporated by reference to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

(a)(1)(xl)	Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010 (incorporated by reference to Amendment No. 9 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on September 3, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

Exhibit	Description
*(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010 (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(d)(vi)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

*(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).

*(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Previously filed.